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                            January 18, 2023

       Adam Larson
       Chief Financial Officer
       Cottonwood Communities, Inc.
       1245 E. Brickyard Road, Suite 250
       Salt Lake City, UT 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 000-56165

       Dear Adam Larson:

              We have reviewed your January 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities
       Funds from Operations, page 48

   1. We note your response to comment 1. Please further clarify how this adjustment is consistent with the
stated purpose of the measure (i.e. ongoing operating performance). In this regard, we note
your response indicates these fees are related to advisory services.
                                                        Clarify how you
determined such fees are unrelated to your operating performance.
       Notes to Consolidated Financial Statements
       10. Related-Party Transactions
       Performance Participation Allocation, page F-23
 Adam Larson
Cottonwood Communities, Inc.
January 18, 2023
Page 2

2.       We note your response to our comment 2. Please address the following:
             It appears the performance participation allocation is paid for services provided by the Advisor. Please clarify for us why this fee is paid to an entity other than the
            Advisor.
             Please further clarify for us how you determined that the performance participation allocation is not an allocation of income to the Special Limited Partner (i.e. net income attributable to noncontrolling interests). Please reference the authoritative accounting literature management relied upon.

        You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at
(202) 551-3295
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAdam Larson                                Sincerely,
Comapany NameCottonwood Communities, Inc.
                                                             Division of
Corporation Finance
January 18, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName